NEVSUN RESOURCES LTD.

INFORMATION CIRCULAR

May 8, 2012

For the ANNUAL GENERAL MEETING OF SHAREHOLDERS to be held on June 5, 2012

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company (the “Meeting”), which is to be held at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof.  The solicitation will be made primarily by mail, but may also be made personally by officers or employees of the Company.  All costs associated with this solicitation will be borne by the Company.  The Company will not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed Proxy.  Registered shareholders should deliver their completed Proxies to Computershare Investor Services Inc., Proxy Department, 9th Floor – 100 University Avenue, Toronto, Ontario M5J 2Y1 (by mail, telephone or internet according to the instructions on the Proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the Proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the Proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a Proxy by:

(a)	signing a Proxy with a later date and delivering it at the place and within the time noted above;

(b)	signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed, as set out in the notes to the Proxy) and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked; or

(d)	any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of the Proxy (the notice of meeting, Information Circular and VIF or Proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a Proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by VIFs for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal Proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a Proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in the Meeting Materials are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by Proxy or VIF in the enclosed forms will be voted or withheld from voting by the designated holder in accordance with the direction of the shareholder appointing him on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by Proxy or VIF will be voted accordingly.  If there is no direction by the shareholder, those shares will be voted for all resolutions set out in the Proxy or VIF.

The Proxy or VIF gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 200,390,415 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered at April 26, 2012 (the “Record Date”) are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or VIF to attend and vote, deliver their Proxies or VIFs at the place and within the time set forth in the notes to the Proxy or VIF.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following entities beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the voting securities of the Company:

Name	Number of Shares (Common)(1)	Percentage of Class
M&G Investment Management Ltd. Franklin Advisers Inc.	38,500,000 27,422,200	19.2% 13.7%

(1)	This information is based on the latest available EDGAR filed reports with an effective date Dec. 31, 2011 (M&G).and Franklin Templeton Funds portfolio holdings at 31 March 2012, available online. To the best of management’s knowledge, there have been no significant changes to the above holdings at the date of this Circular.

ELECTION OF DIRECTORS

The Board of the Company currently consists of six (6) directors, all of whom are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

Management has no reason to believe that any of such nominees will be unable to serve as directors; however, if, for any reason one or more of the proposed nominees do not stand for election or are unable to serve as directors, the management designees named in the Proxy intend to vote for another nominee or nominees, as the case may be, in their discretion, unless the shareholder has specified in his or her Proxy that his or her common shares are to be withheld from voting in the election of directors,

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, their membership in of each of the committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, Office held, Province/ State and Country of Residence	Principal Occupation	Director Since	Shares Beneficially Owned or Controlled(7)
R. Stuart Angus(1)(3)(5)(6) Director & Chairman British Columbia, Canada	Business Advisor to the mining industry	January 2003	402,392
Clifford T. Davis Director, President & CEO British Columbia, Canada	President & Chief Executive Officer of the Company	December 1997	1,603,319
Anthony J. Ferguson Director NSW, Australia	Executive Chairman, Volterra Technologies (current). Senior executive and Chairman of Global Natural Resources for Macquarie Capital, Macquarie Group Limited, in Australia from 2006 to February 2012	March 15, 2012	0
Robert J. Gayton(1)(2)(5)(6) Director British Columbia, Canada	Financial consultant & director, public companies	November 2003	62,470
Gary E. German(1)(2)(3)(4)(5) Director Ontario, Canada	Independent Director and Advisor	April 1996	291,794
Gerard E. Munera(1)(2)(3)(5) Director Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	502,618

(1)	Member of the Corporate Governance & Nomination Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Social, Environmental, Health & Safety Committee.

(5)	Member of the Special Committee.

(6)	Member of the Litigation Committee

(7)	This information has been obtained from public insider filings and from the directors themselves. No individual director, either alone or together with such director’s associates or affiliates, owns or controls 10% or more of the voting securities of the Company.

Certain directors of the Company are, at the date of this Information Circular, or have been within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of a company that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

details of which are described as follows:

i.	Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

ii.	R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One director of the Company has been, within the 10 years before the date of this Information Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

i.	Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or officer of the Company, or to the Company’s knowledge, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Named Executive Officers (“NEOs”), as defined in Form 51-102F6, include the Chief Executive Officer, the Chief Financial Officer, each of the three most highly compensated individuals acting in a similar capacity during the financial year whose total compensation in 2011 was, individually, more than $150,000, and each individual who would otherwise qualify as a NEO but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.  The NEOs of the Company  are:  Clifford T. Davis – Chief Executive Officer (CEO), Peter J. Hardie – Chief Financial Officer (CFO), Stanley C. Rogers - past General Manager Bisha Project, and Scott Trebilcock - Vice-President Business Development and Investor Relations (VP Business Development & IR).

During October 2011 the Company hired Frazer W. Bourchier as Chief Operating Officer (COO), who commenced employment in January 2012.  Mr. Bourchier’s compensation arrangements are described under Terms of Agreements and Termination and change of Control Benefits.

The following is a general discussion of the significant elements of compensation to the NEOs for the most recently completed financial year. As tabulated below the normal compensation elements consist of a base salary, options to purchase common shares of the Company, bonuses, if applicable, and additional compensation as defined herein.

Compensation Discussion and Analysis

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have transitioned from successful development of the Bisha Project in Eritrea and commencement of commercial production – achieved in early 2011 – to successful operations, expansion of existing assets and evaluation of potential asset additions.  The compensation program is designed to reward contributions to these achievements which enhance the Company’s success at meeting its objectives. It is managed by the Human Resources Committee (the “HR Committee”) which approves compensation strategies and guidelines for NEO salaries and incentive awards.  This committee consists of three independent directors, indicated above under the heading “Election of Directors”, none of whom have ever been an officer or employee of the Company or its subsidiaries.  There has been no change in membership to the HR Committee in the past financial year.

The compensation strategy is determined by the HR Committee with assistance from an independent consultant, and is designed to be competitive with those offered by publicly traded mining companies comparable to the Company in terms of size, assets, production and region of operation..  The HR Committee engaged Roger Gurr and Associates to review senior executive and director compensation in 2009, and again in 2010 and 2011.  The latest review by the consultant was performed in May 2011, which undertook to ensure the rates and forms of compensation recognize job impact, performance and changing Company requirements, and assisted the HR Committee in developing a justifiable compensation strategy for its NEOs using three basic elements: base salary, bonus opportunity and equity based compensation.

The list of comparator companies for the purposes of considering the competitiveness of certain elements of the Corporation’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses for the 2011 fiscal year, as well as salary recommendations for the 2012 fiscal year. The Board targeted total compensation at a level approximately in line with the median for the comparator companies.  The following 16 companies, all of a somewhat similar size to the Company in terms of production levels and complexity, were selected by the HR Committee as the comparator group for purposes of the annual executive compensation review in 2011:

Alamos Gold Inc	Iberian Minerals Corp
Aurizon Mines Ltd	Jaguar Mining Inc
Capstone Mining Corp	New Gold Inc.
Centerra Gold Inc	Northgate Minerals Corp
Detour Gold Corp	Osisko Mining Corporation
Eastern Platinum Ltd	Pan American Silver Corp
Gammon Gold Inc	Semafo Inc
Golden Star Resources Ltd	Thompson Creek Metals Co Inc

The HR Committee expects to review the comparator group on an annual basis to ensure they continue to constitute an appropriate comparator group.]

In order to attract and retain competent executive staff in a highly competitive market, bonus levels and long term incentives are set in the top quartile of the comparator group depending upon performance levels.  Specific performance measurement criteria were established for NEOs, against which performance based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each of the CEO, CFO, VP Business Development & IR, and General Manager of the Bisha Project. The performance elements designed for each position were weighted in terms of their overall importance, then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HR Committee. The HR Committee retained discretion on overall performance and contribution.

The measurement criteria for the CEO in 2011 included (1) managing Eritrea Government relations and strategic arrangements; (2) operational success and implementation of risk management protocols; (3) building and maintaining effective strategic relationships with key shareholders; and (4) achieving successful negotiations in Company transactions.  The maximum annual bonus level set for the CEO was 100% of annual salary

The measurement criteria for each of the other executive officers were also specific, quantitative where possible and laid out in a similar fashion to that of the CEO, but tailored to their operating function.  The maximum annual bonus level set for the CFO and for the VP Business Development and IR was 70% annual salary.  The General Manager of Bisha had a maximum bonus level of 50% annual salary.  These levels were set following an analysis of the comparator group and the Company’s total shareholder return (TSR) over three years, and determined by the HR Committee to be appropriate.

At the end of 2011 each officer carried out a self-evaluation, which was reviewed by the HR Committee in the case of the CEO, and both the CEO and HR Committee in the case of the CFO and VP Business Development & IR. As a result, performance bonuses were paid to the officers after having reached targeted performance criteria to varying degrees. The bonus amounts are as disclosed in the summary executive compensation table, below.

Long term incentives for NEOs have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HR Committee in accordance with the Company’s Stock Option Plan (the “Plan”), which includes all senior management and directors.  The value of options granted to NEOs is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices and total compensation range to be in the median to top quartile of the comparator group.  Changes in executive positions or roles, and ongoing contribution to the Company are factors which affect the decision making process.  Outstanding options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to approval by the Nevsun Board of Directors (the “Board”), then regulatory and shareholder approval as necessary.  The 2011 compensation review encouraged an assessment of various other incentive arrangements as the Company progressed into other phases.  Potential arrangements included Restricted Share Units, Performance Share Units and Stock Appreciation Rights.  After due consideration, the HR Committee favoured the activation of the Stock Appreciation Right (“SAR”) which was already built into the Plan but required Board approval for minor amendments.  A SAR may be granted in tandem with an option under the Company’s Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The SAR has a less dilutive effect on the Company’s stock when exercised, which makes it attractive. The required amendments for the SAR provision were approved by the Board and by the Toronto Stock Exchange (“TSX”) in August, 2011. The other change made by the HR Committee was to increase the vesting period from one year to two years, consistent with its desire to attract and keep executives for longer periods.  Further details of the Plan are described under Equity Compensation Plan Information.

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

At the date of this Information Circular, the Company did not have a policy regarding purchase of financial instruments by NEOs such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of the Company’s equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Risk Management

The HR Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of options and stock appreciation rights granted under the Stock Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other two elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the HR Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Due to the size of the Company, and the current level of the Company’s activity, the HR Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Company’s common shares, assuming a $100 investment was made on December 31, 2007 and reinvestment of dividends, with the S&P/TSX Composite Index.

Compensation Governance

The HR Committee is comprised of only independent members within the meaning of NI 52-110 and while the Board determines its members, the CEO is not involved in the selection process for this committee. A copy of the HR Committee’s mandate is attached to this circular as “Schedule A: Human Resources Committee Mandate” The current members of the HR Committee are Gerard Munera (Chair), Gary German and R. Stuart Angus.  Mr. Munera has direct experience relating to executive compensation matters, having served on the Compensation Committees of two publicly traded mining companies, Meridian Gold Inc. and Mag Industries Corporation,  and serving  presently  on the Compensation Committee of Dynamic Material Corporation, a publicly traded metal and oil services company. The significant industry experience of each of the HR Committee members provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Company and its subsidiaries in respect of the NEOs.  The periods covered include the most recent fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		All other compensation ($)(5)	Total compensation ($)
				Annual incentive plans(4)	Long term incentive plans
Clifford T. Davis, President and Chief Executive Officer	2011 2010 2009	500,000 400,000 350,000	1,739,385 1,958,280 514,224	550,000 600,000 276,500	Nil	115,424 Nil Nil	2,904,809 2,958,280 1,140,724
Peter J. Hardie, Chief Financial Officer	2011 2010 2009	243,000 192,000 156,000	521,816 587,484 154,268	125,000 150,000 78,000	Nil	Nil Nil Nil	889,816 929,484 388,268
Stanley C. Rogers, General Manager, Bisha Project(1)	2011 2010 2009	$US 257,502 240,000 240,000	$US 299,474 439,186 141,764	$US 150,000 150,000 100,000	Nil	$US 64,376 48,000 48,000	$US 771,352 877,186 529,764
Scott Trebilcock(2), Vice- President Business Development and Investor Relations	2011 2010	243,000 63,830	173,939 435,515	150,000 Nil	Nil	Nil Nil	566,939 499,345

(1)	Stanley Rogers was employed by Bisha Mining Share Company, a subsidiary of the Company until December 31, 2011. His salary, bonus and other compensation is paid in $US, all compensation is presented in $US.

(2)	Scott Trebilcock began his employment in September 2010.

(3)	The Black-Scholes formula is a model of varying prices over time of a financial instrument. It is used to calculate fair value of options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.

(4)	In December, 2011, the Board approved bonuses for Cliff Davis, Peter Hardie, Stanley Rogers and Scott Trebilcock in respect of services performed under incentive compensation arrangements described above.

(5)	Stanley Rogers is paid a grossed up salary amount to cover expatriate taxes. Cliff Davis was paid unused vacation in 2011.

Terms of Agreements

The terms of the 2011 executive roles were as follows:

Clifford T. Davis, Chief Executive Officer, had a salary increase in July 2011 from $450,000 to $550,000.  His contract was renewed November 1, 2011 for a further 3-year term ending December 31, 2014.   A bonus of $550,000 was awarded to Mr. Davis for 2011.

Peter J. Hardie, Chief Financial Officer, had a salary increase in July 2011 from $216,000 to $270,000.  His contract was renewed November 1, 2011 for a further 3-year term ending December 31, 2014.  A bonus of $125,000 was awarded to Mr. Hardie for 2011.

Scott A. Trebilcock began his employment with the Company in September 2010 as Vice President Business Development and Investor Relations.  In July 2011 his salary increased from $216,000 to $270,000 and his contract was renewed November 1, 2011 for an additional 3-year term ending December 31, 2014.  A bonus of $150,000 was awarded Mr. Trebilcock for 2011.

Mr. Stanley Rogers worked under an employment agreement with the Company’s subsidiary, Bisha Mining Share Company, as General Manager until December 31, 2011.  He was paid US$240,000 plus 20% to cover his expatriate taxes.  A bonus of US$150,000 was awarded to Mr. Rogers in early 2012 in respect of services performed in 2011.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Frazer W. Bourchier, Chief Operating Officer effective January 2012 for a 3-year term ending December 31, 2014, has an annual salary of $400,000 and a maximum bonus of 70% of annual salary.

Agreements for Mssrs. Davis, Bourchier, Hardie and Trebilcock include termination and change of control benefits described in the following section.

Termination and Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company:

-	If the Company terminates employment without cause or adequate notice prior to end of the term;

-	In the event of a change of control of the Company and the employee gives the Company 90 days written notice of termination.

Either of these conditions will result in severance payments due from the Company to the affected employee.  The amount due is two times the employee’s base salary plus 4% in lieu of benefits plus one times the cash bonuses paid the employee over the 24 months preceding the termination date.  The affected employees are Mssrs. Bourchier, Davis, Hardie and Trebilcock. These provisions are consistent with industry standards for executives in similar positions and recognize the critical nature of these positions in the event there is a change in control or where the employee loses his job through no fault of his own.

Assuming there had been change of control as at December 31, 2011 the Company estimates the total change of control and termination benefits of its NEOs and Frazer Bourchier to be approximately $4.7 million plus any amounts attributable to stock based compensation benefits as outlined in the Option-based awards table below.  Any outstanding options or corresponding share appreciation rights which are not vested would become vested upon notice of a change of control.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  The Company also does not provide share based awards or long term incentives to NEOs.  Therefore, these types of compensation are not included in any of the tables in this document.

Incentive Plan Awards – Outstanding Option-based Awards

The following table sets forth details with respect to stock options held by the NEOs at December 31, 2011.

Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the-money options, vested ($)(3)	Value of unexercised in-the-money options, unvested ($)
Clifford T. Davis	500,000 1,000,000 500,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	1,260,000 2,520,000 0	n/a n/a 0
Peter J. Hardie	100,000 300,000 150,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	252,000 756,000 0	n/a n/a 0
Scott Trebilcock	300,000 100,000 50,000	4.16 5.71 5.68	August 17, 2015 November 19, 2015 Feb. 1, 2016	450,000 0 0	n/a n/a 0
Stanley C. Rogers	74,500 100,000	3.14 5.68	May 13, 2015 March 30, 2012	187,740 0	n/a n/a

(1)	All unexercised options listed for Mssrs. Davis, Hardie and Trebilcock include a tandem stock appreciation right (SAR), as more fully described previously underOption-based Awards.

(2)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.

(3)	Based on the difference between the market value of $5.66 per common share on December 31, 2011 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2011, for each of the NEOs.  Option based awards vested during 2011 were granted as follows:

On May 13, 2010, Mssrs. Davis, Hardie and Rogers were granted, collectively, 800,000 stock options at an exercise price of $3.14, of which 400,000 vested in 2010 and the balance of 400,000 vested on May 13, 2011.  Under the terms of these agreements, 50% of the options vest after 6 months, the balance after 1 year from date of grant.  An additional grant of 1,600,000 options at $3.14 to the same employees on May 13, 2010 had special vesting arrangements, determined by the successful commissioning of the Bisha Mine in a specified time and within specified cost criteria.  Those options vested on February 4, 2011, after the vesting criteria were met.  Mr. Trebilcock was granted 300,000 stock options at $4.16 in August, 2010, 50% of which vested on February 17, 2011 and the balance on August 17, 2011.  He was granted an additional 100,000 stock options at $5.71 in November, 2010, all of which vested in 2011.  All NEOs were granted stock options on Feb. 1, 2011 at $5.68, half of which vested in 2011 at no value.  Non-equity incentive compensation consists of annual bonus awards discussed earlier under Compensation Discussion and Analysis and outlined in the Summary Compensation table.

Name	Option-based awards – Value vested during year ($)(1)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Clifford T. Davis	3,667,500	550,000
Peter J. Hardie	1,100,250	125,000
Scott Trebilcock	638,500	150,000
Stanley C. Rogers	1,100,250	US150,000

(1)	Amounts represent the aggregate dollar value that would have been realized if all options that vested during 2011 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

(2)	Amounts represent actual cash bonuses paid with respect to services performed in 2011.

Compensation of Directors

Directors who are not officers of the Company receive an annual fee of $75,000, increased from $50,000 at July 1, 2011.  The Chairman, R. Stuart Angus, receives $90,000 per year, increased from $75,000 at July 1, 2011.  In addition to these amounts, during periods where the Special Committee is active, its members – Mssrs. German, Munera and Gayton – receive an additional $20,000 per year while its Chair, R. Stuart Angus, receives $25,000.  All members of the Special Committee receive an additional $1,000 per meeting.  No additional amounts were paid to members of the Special Committee in 2011.  In early 2012, a Litigation Committee was formed with R. Stuart Angus and Robert Gayton, who each receive a retainer of $25,000.  Directors of the Company’s subsidiaries in Barbados and Eritrea receive nominal fees or no compensation for their role, and are not included in the compensation tables herein.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2011 to directors who are not Named Executive Officers (NEOs).

Name	Fees Earned ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
R. Stuart Angus	75,000	695,754	Nil	Nil	770,754
Robert J. Gayton	62,500	521,816	Nil	Nil	584,316
Gary E. German	62,500	521,816	Nil	Nil	584,316
Gerard E. Munera	62,500	521,816	Nil	Nil	584,316

(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of options granted.

Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards

The following table sets forth all awards outstanding at December 31, 2011 for each of the directors who are not NEOs.

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) $	Option expiration date	Value of unexercised in-the-money options, vested $	Value of unexercised in-the-money options, unvested $
R. Stuart Angus	200,000 400,000 200,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	504,000 1.008.000 0	n/a
Robert J. Gayton	150,000 300,000 150,000	3.14 3.14 5.68	May 13, 2015 May 13, 2015 Feb. 1, 2016	378,000 756,000 0	n/a
Gary E. German	150,000 150,000 150,000 300,000 150,000	1.35 1.70 3.14 3.14 5.68	August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015 Feb. 1, 2016	646,500 594,000 378,000 756,000 0	n/a
Gerard E. Munera	80,000 150,000 150,000 150,000 300,000 150,000	2.00 1.35 1.70 3.14 3.14 5.68	November 14, 2012 August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015 Feb. 1, 2016	292,800 646,500 594,000 378,000 756,000 0	n/a

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2011, for each of the of the directors who are not NEOs.

Name	Option-based awards – Value vested during year ($)	Non-equity incentive plan compensation – value earned during the year ($)
R. Stuart Angus	1,467,000	Nil
Robert J. Gayton	1,100,250	Nil
Gary E. German	1,100,250	Nil
Gerard E. Munera	1,100,250	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

The following table sets forth details of the Company’s Stock Option Plan (the “Plan”) at December 31, 2011

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under incentive stock option plan(1)
Equity compensation plan approved by security holders	8,828,200	4.06	11,197,271

(1)	This number equals10% of the issued and outstanding shares of the Company less the number of outstanding options, which reflects the maximum number of securities which may be listed and reserved under the Plan.

The current Plan was approved by the shareholders in April 2006 and amended in May 2010 at the Company’s Annual General Meeting.  Minor amendments were made by the Board and approved by TSX in 2011 to accommodate the newly required Stock Option Benefit withholding tax, add a cashless exercise provision and activate the Plan’s SAR provision. The Plan allows for a maximum number of common shares issuable under the Plan to not exceed 10% of the issued and outstanding common shares of the Company.  As options are exercised or common shares of the Company are otherwise issued, the remaining balance of options issuable in the Plan (“Plan Balance”) may be increased up to the 10% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into the Plan Balance.  The TSX requires that every three (3) years the unallocated options under the Plan be approved by shareholders of the Company.

Under the terms of the Plan, and in accordance with the rules of the TSX, the Company may not grant options under the Plan or make securities available under any share compensation arrangement which would result in the number of common shares issuable to insiders exceeding 10% of the issued and outstanding shares of the Company, and the number of common shares issued within any one year period pursuant to the exercise of Options and any other share compensation arrangement to insiders that exceed 10% of the issued and outstanding shares.

The persons eligible to be granted options under the Plan include employees, insiders and service providers to the Company (each, an “Optionee”).

The Board has the authority to amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory and shareholder approval.  The Board may, subject to regulatory approval but without shareholder approval, change the vesting provisions, change the termination provisions provided there is no extension beyond the original expiry date, add a cashless exercise provision, extend the expiry date during blackout periods and other non-material amendments of a housekeeping nature.  All other material amendments require shareholder approval.  The exercise price of the option is calculated using the volume weighted average trading price of the Company’s common shares on the TSX over the previous five (5) trading days.

Options are not assignable or transferable by the Optionee except after death, in which case they are exercisable only by the Optionee’s legal representative.

Stock options which are vested expire 90 days after the participant ceases employment with the Company or one year following death of the participant. Unvested options expire immediately upon cessation of employment.  All options expire immediately if an Optionee is terminated with cause.  Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may determine when any option will become exercisable and may determine that the option shall be exercisable in instalments.

The activation of the SAR in 2011 allows a SAR to be provided in tandem with any or all of the options granted, upon Board approval.  The Optionee, when entitled to exercise an option, may exercise the SAR instead, in which case they must terminate the option by written notice to the Company and, in lieu of purchasing common shares pursuant to the exercise of the option, shall receive at no cost the number of common shares, or cash, which would be equal to the net value of the exercised option, less the appropriate amount of withholding tax as required.  The net value is determined by the difference between Market Price on the day immediately prior to the date of exercise, and the option exercise price, multiplied by the number of shares represented by the option.

AUDIT COMMITTEE

For information relating to the Company’s Audit Committee, refer to the information under the heading “Directors and Officers – Audit Committee” in the Company’s annual information form for the year ended December 31, 2011, a copy of which is available on SEDAR at www.sedar.com.  Shareholders may also contact the Company to request a copy of the annual information form as follows:

By phone: 604-623-4700	By fax: 604-623-4701	By email: contact@nevsun.com

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the current or former directors, executive officers or employees of the Company or any of its subsidiaries is indebted to the Company or its subsidiaries, and no such person has been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Pursuant to National Instrument 58-101, Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices.  Guidelines for companies are provided in National Policy 58-201, Corporate Governance Guidelines.  The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

1.	Board of Directors

(a)	Independence

On an annual basis, the Board reviews the relationship each director has with the Company to determine whether or not their independence is maintained. When a director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the director’s independent judgment, that director is considered to be independent. The Board has determined that a majority, or five of the six directors, are independent. Anthony J. Ferguson, Robert J. Gayton, Gary E. German and Gerard E. Munera have no material relationship to the Company. R. Stuart Angus is the Chairman of the Company and for this reason is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102. The Board considers Mr. Angus to be independent despite the reference to his title, as he also has no material relationship with the Company. The one non-independent director is Cliff T. Davis, due to his position as President and Chief Executive Officer of the Company.

(b)	Other Directorships

The directors who are presently a director of other reporting issuers, and the names of the issuers are as follows:

R. Stuart Angus:	Dynasty Gold Corp., Riva Gold Corp., Santa Fe Metals Corp., San Marco Resources Inc., SouthGobi Resources Ltd., Tirex Resources Ltd., Wildcat Silver Corp., Yellowhead Mining Inc.

Cliff T. Davis:	Helio Resource Corp.

Anthony Ferguson:	no other directorships held.

Robert J. Gayton:	Amerigo Resources Limited, B2Gold, Copper North Mining Corporation, Eastern Platinum Ltd., LNG Energy Ltd., North Isle Copper & Gold Inc., Quaterra Resources Inc., Silvercorp Metals Inc., Western Copper & Gold.

Gary E. German:	Jaguar Mining Corp., Neo Materials Technologies Inc.

Gerard E. Munera:	Dynamic Materials Corp.

(c)	Meetings of Independent Directors

The Board has adopted the practice of following each meeting with an independent directors’ discussion. In 2011, there were four meetings of the Board, all of which were followed by a meeting of the independent directors without the involvement of management. In addition, meetings of certain committees of the Board take place during the year. The Audit Committee meets quarterly, and the HR Committee, also consisting of only independent directors, met three times in 2011, each time involving all independent directors without management present. In 2011, the Corporate Governance and Nominations Committee, consisting of four independent directors, recommended and actively sought a new director, which required several teleconference discussions followed up with reports to the Board. Mr. Ferguson, an independent director, joined the Board in March 2012.

(d)	Role of Chair

R. Stuart Angus, chair of the Board, is considered to be an independent director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

(e)	Attendance at Meetings

All five directors of the Board attended each of the four Board meetings held during the year ended December 31, 2011.

2.	Board Mandate

The full text of the Board Mandate is attached as “Schedule B: Board Terms of Reference”.

3.	Position Descriptions

The Board has adopted written position descriptions for its chair, also the chair of each of the Board’s committees. The position descriptions are in line with each of the committee mandates, which are also reviewed and updated from time to time by its members.

The HR Committee and the CEO have developed a position description for the CEO which has been approved by the Board. The HR Committee annually reviews and monitors the achievement of corporate objectives which the CEO is responsible for meeting.

4.	Orientation and Continuing Education

A new director is provided with an orientation to the role of the Board, its committees and directors, and to the nature and operation of the business. This consists of: i) a series of meetings held with the chair, individual directors and the CEO to take place prior to the next formal Board meeting, ii) the issuance of a Board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent Board reports, Board and committee mandates, Company policies, position descriptions, list of key contacts and roles, and iii) a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

The Board does not provide continuing education for its directors as a group. To ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors, directors are briefed at least monthly and at each Board meeting, by the CEO or Senior management at Bisha, on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company. In addition, the Board recommends and encourages attendance at applicable meetings, conferences and other educational training to upgrade skills and assist directors in fulfilling their roles. The Company will cover the cost of this training and will expect to be briefed on relevant issues which the Company needs to address. Although it is the individual directors themselves who are responsible for keeping their education current, each of the directors hold memberships in relevant organizations and circulate information freely to other directors, including opportunities to attend conferences or training.

5.	Ethical Business Conduct

The Board has adopted a written Code of Ethics (the “Code”) for its directors, officers and all employees. The Code may be viewed on the Company’s website at www.nevsun.com/corporate/governance/code/. To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee, requesting a signature acknowledging the employee has read and understood its content. In addition, the Company has a whistle-blowing policy monitored by an outside service. This is monitored by the Audit Committee and any reported infractions are communicated to the chair of the Audit Committee. This information has also been distributed to all Company employees. From January 1, 2011 to the date of this Information Circular, there were no material change reports regarding misconduct and/or departures from the Code.

The Company has had no material transactions or agreements in respect of which a director or executive officer has a material interest. However, if this were to occur, the Board would conduct at least one meeting without the affected director or executive officer present, and this person would abstain from any required approval for the transaction. Resolutions would be signed by only the non-affected or arms-length directors.

6.	Nomination of Directors

Before identifying new Board members for nomination, the potential need for new directors is discussed among the members of the Corporate Governance and Nominations Committee (“CGN Committee”), who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the Board as an agenda item for further discussion with the remaining Board members. The CGN Committee is composed of all independent directors. Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the Board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration.

7.	Compensation & Assessments

The Board determines director and officer compensation by the recommendation of the HR Committee. The HR Committee consists of three independent directors and, with consultation from the CEO:(i) reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts, (ii) with the CEO, sets compensation parameters, (iii) assesses the CEO’s performance against pre-agreed objectives, (iv) reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements, (v) makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues, and (vi) reviews and recommends disclosure pertaining to all of the foregoing.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on needs and objectives of the Company, industry standards and comparable corporate policies.

Roger Gurr and Associates, an independent compensation consulting firm, has been contracted by the Company over the last three years to evaluate and assist in determining executive officer and director effectiveness as well as compensation of directors and senior officers. Using the guidelines provided by the consultants, the HR Committee held meetings to determine their objectives for compensation and bonuses in 2011.

In addition, director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

8.	Other Board Committees

In addition to the Audit Committee, the HR Committee and the CGN Committee, the Company has: 1) a Social, Environmental, Health and Safety Committee (“SEHS Committee”) which consists of one independent director and chair, Gary German, the Chief Operating Officer and the General Manager at Bisha, the purpose of which is to oversee the development of policies and procedures for environmental protection, ensure compliance with applicable laws and protect the health and safety of the Company’s employees and contractors; 2) a Litigation Committee which was newly formed in early 2012, consisting of two independent directors, R. Stuart Angus and Robert Gayton; and 3) a Special Committee consisting of four independent directors, to investigate and make recommendations to the Board regarding strategic alternatives to maximize shareholder value.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex LLC (“NYSE Amex”), which was previously the American Stock Exchange.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company or proposed director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  The Proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, will be voted for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

There are no management functions of the Company which were to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries during the Company’s most recently completed financial year.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700	By fax: 604-623-4701	By email: contact@nevsun.com

Financial information at December 31, 2011 is provided in the Company’s consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED May 8, 2012

“Clifford T. Davis”

President & CEO

SCHEDULE “A”

HUMAN RESOURCES COMMITTEE MANDATE

Each member of the Human Resources Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The Human Resources Committee (the “Committee”) shall have the following duties and responsibilities:

1.	Annually review the Company’s overall compensation strategy and objectives;

2.	Annually review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Annually review performance assessments of the Company’s other senior executives and, upon the advice of the CEO and in the Committee’s discretion, recommend any changes to the Board for consideration;

4.	Review and recommend to the Board objectives for overall compensation policies and practices that are sufficiently competitive and attractive, properly reflect duties, responsibilities and performance objectives, and avoid the encouragement of inappropriate or excessive risks ;

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO ;

7.	Annually review and recommend to the Board the amount and form of directors' compensation;

8.	Review and recommend the disclosures describing executive compensation and development included in the annual Information Circular before it is publicly released;

9.	Provide input regarding labour issues, pay equity, employment equity, work place discrimination, sexual harassment, employee benefit plans or any other matter brought to the Committee’s attention within the scope of its duties;

10.	Approve the retention of any independent compensation consultant or advisor to the Company at its discretion or at the request of management; and

11.	Perform such other duties as may be assigned by the Board from time to time or required by applicable regulatory authorities.

SCHEDULE B

BOARD TERMS OF REFERENCE

A.	OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis. The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the Chief Executive Officer (“CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B.	PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.	managing its affairsincluding selecting its Chair, nomination of candidates for election to theBoard, constituting committees of the Board and determining directorcompensation upon the recommendation of a committee of the Board; and

2.	engaging any necessaryinternal and/or external advisors.

C.	DUTIES ANDRESPONSIBILITIES

1.	Legal Requirements:

a)	The Board has theresponsibility to ensure that legal requirements have been met and documentsand records have been properly prepared, approved and maintained.

b)	The Board has thestatutory responsibility to:

i.	exercise the powers ofthe Company directly or indirectly through the employees and agents of theCompany;

ii.	direct the managementof the business and affairs of the Company; and

iii.	act in accordance withits obligations contained in:

1.	the Corporations Act (British Columbia) and the regulations thereto;

2.	the Company's constating documents;

3.	the securities legislation of each province of Canada in which the Company is areporting issuer;

4.	the United States federal securities laws, and the rules and regulations adoptedthere under by the Securities and Exchange Commission;

5.	the rules and policies of The Toronto Stock Exchange;

6.	the rules and policies of the NYSE Amex; and

7.	other relevant legislation and regulations.

c)	The directors inexercising their powers and discharging their duties must:

i.	act honestly and ingood faith with a view to the best interests of the Company; and

ii.	exercise the care,diligence and skill that reasonably prudent people would exercise in comparablecircumstances.

d)	The Board has theresponsibility for considering, among other things, the following matters:

i.	any submission to theshareholders of a question or matter requiring the approval of theshareholders;

ii.	the filling of avacancy among the directors or in the office of auditor;

iii.	the issuance ofsecurities for equity and debt capital;

iv.	the declaration ofdividends;

v.	the purchase,redemption or any other form acquisition of shares issued by the Company;

vi.	the payment of acommission to any person in consideration of his purchasing or agreeing topurchase shares of the Company or from any other person or procuring oragreeing to procure purchases for any such shares;

vii.	the approval ofinterim and annual financial statements of the Company; and

viii.	the adoption,amendment or repeal of the constating documents of the Company.

e)	The Board hasconstituted and delegated certain of its duties and responsibilities to thefollowing committees of the Board:

i.	Audit

ii.	Human Resources

iii.	Corporate Governance

iv.	Special

the scope, duties andresponsibilities of which are mandated in their respective terms of reference.

In addition to theabove, the Social, Environmental, Safety and Health Committee comprises acombination of Board and management.

2.	Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.	Commitment of Capital

The Board has theresponsibility for approving the commitment of material capital for sustainingand expanding operations and for the acquisition of entities.

4.	Managing Risk

The Board and itscommittees have the responsibility to identify and understand the principalrisks of the business in which the Company is engaged, to achieve a properbalance between risks incurred and the potential return to shareholders, and toensure that there are systems in place which effectively monitor and managethose risks with a view to the long-term viability of the Company.

5.	Appointment, Trainingand Monitoring Senior Management

The Board and itscommittees have the responsibility:

a)	to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.	Policies, Proceduresand Compliance

The Board and its committees have the responsibility:

a)	to ensure that the Company operates at all times within applicable laws and regulations and toethical and moral standards;

b)	to approve and monitor compliance with significant policies and procedures by which the Company isoperated;

c)	to ensure the Company satisfies environmental standards in its operations and is in compliance withenvironmental laws and legislation; and

d)	to ensure the Company has a high regard for the health and safety of its employees in the workplaceand has in place appropriate programs and policies.

7.	Reporting and Communication,

The Board and itscommittees have the responsibility:

a)	to ensure the Company has in place programs and working relationships which result in an open andmeaningful communication with employees, who the Board recognize as thefoundation of the Company;

b)	to ensure the Company has in place policies and programs to enable the Company to communicateeffectively with its shareholders, other stakeholders and the public generally;

c)	to ensure that the financial performance of the Company is adequately reported to shareholders,other security holders and regulators on a timely and regular basis;

d)	to ensure that the financial results are reported fairly and in accordance with generally acceptedaccounting principles;

e)	to ensure the timely reporting of any other developments that have a significant and material impacton the value of the Company; and

f)	to report annually to shareholders on its stewardship of the affairs of the Company for the precedingyear.

8.	Monitoring and Acting

The Board and its committees have the responsibility:

a)	to monitor the Company's progress towards its goals and objectives and to revise and alter itsdirection through management in response to changing circumstances;

b)	to take action when performance falls short of its goals and objectives or when other specialcircumstances warrant; and

c)	to ensure that the Company has implemented adequate control and information systems which ensurethe effective discharge of its responsibilities.